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                                      :
        IN THE MATTER OF              :
                                      :
ALLEGHENY POWER SYSTEM, INC. et. al.  :
                                      : CERTIFICATE
        File No. 70-8411              : PURSUANT TO RULE 24
                                      : FOR THE QUARTER ENDED
    (Public Utility Holding           : SEPTEMBER 30, 1996
      Company Act of 1935)            :
                                      :

As of September 30, 1996, Allegheny Power System, Inc.
("APS") has made capital contributions to AYP Capital, Inc.
("AYP Capital") and its subsidiaries totaling $5,559,194.
During the third quarter, AYP Capital performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to APS's core business. Other specific activities performed by AYP Capital during the third quarter are shown below.

I.  Description of Activities

    A.  Consulting and Engineering Services

        AYP Capital provided engineering and consulting services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

    B.  Energy Management Services - APS Cogenex

        As previously reported, AYP Capital and EUA-Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex. Pending resolution of outstanding jobs, the APS Cogenex joint venture continues to exist.

    C.  EWGs and FUCOs

        AYP Capital, through the Latin American Energy and Electricity Fund I, L.P. ("FondElec"), a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments
        were made in the third quarter.   As of  the end of
        the third quarter of 1996, AYP Capital has invested $2,107,218 in Fondelec.
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        AYP Energy, AYP Capital's wholly owned subsidiary,
        received all necessary approvals to acquire Duquesne Light Company's 50% interest in Unit No. 1 of the Ft. Martin Power Station in West Virginia. AYP Energy has been certified as an exempt wholesale generator by the Federal Energy Regulatory Commission and has been granted authority to sell power at market based rates. AYP Energy closed on the acquisition of Duquesne Light's interest in Ft. Martin on October 31, 1996.

    D.  Real Estate Activities

        Acting as agent on behalf of APS, AYP Capital performed studies and completed preliminary activities in connection with the potential development of non-utility real estate assets owned by APS subsidiaries.

II. Guarantees or assumption of liabilities by APS on behalf of AYP Capital or its subsidiaries

    APS did not provide any guarantees or assume liabilities on behalf of AYP Capital or its subsidiaries in the third quarter.

III.Services Provided by AYP Capital to Associate Companies

    AYP Capital did not provide any services to associate companies.

IV. Factoring Activities

    AYP Capital did not perform any activities associated with the factoring of accounts receivables.

                             ALLEGHENY POWER SYSTEM, INC.

                             By  /s/ Thomas K. Henderson

                                   Thomas K. Henderson
                                   Vice President


                                 AYP CAPITAL, INC.

                             By  /s/ Thomas K. Henderson

                                   Thomas K. Henderson
                                    Vice President

Dated: November 26, 1996